UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRODUCTION & SALES — FPSO Almirante Tamandaré Production record of 263 mbpd in July 2026 3Q26Table of contents Table of contents3Q26 Highlights ................................................................................................... 4 Our Operating Results ........................................................................................ 9 Exploration and Production ................................................................................................................... 9 Refining, Transportation and Marketing ....................................................................................... 11 Gas and Low Carbon Energies ............................................................................................................. 14 Atmospheric Emissions ........................................................................................................................... 16 Exhibits ..................................................................................................................18 Exhibit I - Consolidated Sales Volume ............................................................................................. 18 Exhibit II - Net Imports and Exports .................................................................................................. 19 Exhibit III - Oil Exports ............................................................................................................................. 20 Exhibit IV - Oil Products Exports ......................................................................................................... 21 Glossary .................................................................................................................22 Disclaimer Disclaimer This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 4Q26 onwards are estimates or targets. The operating data contained in this report has not been audited by the independent auditor. Operating Results Highlights 3Q26 In 3Q26, our average production of oil, NGL, and natural gas reached a record of 3.512 MMboed, 11.7% higher than 3Q25 and 5.3% higher than 2Q26, due primarily to the highest production efficiency level in eight years, the ramp-up of P-78 and P-79 FPSOs in Búzios field, FPSO Alexandre de Gusmão reaching peak production in Mero field, and lower losses due to maintenance shutdowns. This quarter, 12 new producing wells started up, 6 of which in Campos Basin and 6 in Santos Basin. Main events in 3Q26 Total Own Production mboed 3,144 594 2,520 3,336 31 619 3,512 28 651 28 2,689 3Q25 2Q26 2,832 3Q26 Oil Gas Oil and Gas - abroad The increase in the assets’ operational efficiency, resulting from the reliability of production systems and operational discipline, reached the highest level since 4Q18, consolidating the consistent performance in recent quarters. FPSO Alexandre de Gusmão, the fifth unit installed in Mero field in Santos Basin pre-salt, reached its originally projected production capacity of 180 mbpd on August 25. Subsequently, following the contractual amendment to increase capacity and in agreement with regulatory authorities and environmental entities, the platform reached a new production peak of 190 mbpd on September 3. Mero, whose platforms collectively recorded average oil production of 760 mbpd in 3Q26, is Brazil’s third largest oil producing field, only behind Búzios and Tupi. Also at Mero field, FPSO Sepetiba exceeded its originally designed oil processing capacity of 180 mbpd, reaching a daily peak of 212 mbpd in September. The platform, leased from SBM Offshore, is among Brazil’s leading production units. FPSO Almirante Tamandaré, which also produces in Búzios field, set a record monthly average oil production of 263 mbpd in July 2026, remaining the highest-producing platform in Brazil. For the first time, in 3Q26, Búzios platforms surpassed the 11 MMm³/d mark of average natural gas exports. This result consolidates the field’s growth trajectory and reinforces the operational reliability of its platforms in gas delivery to the Brazilian market. 4 Operating Results P-80 and P-82 platforms sailed away, on September 30 and October 18, respectively, from Tuas Boulevard Yard shipyard in Singapore, bound for Búzios, Brazil’s largest field in terms of reserves and production in the pre-salt layer of Santos Basin. The two units belong to a set of six giant platforms of Petrobras fleet, each with a nominal capacity to produce 225 mbpd and compress 12 MMm3/d of natural gas, ranking among the largest in the global industry. Both are scheduled to start up in 2027, becoming the ninth and tenth units installed in this field. In this quarter, we achieved several production records, among which we highlight: Total operated production in 3Q26: 5.08 MMboed (previous record of 4.87 MMboed in 2Q26). Total own production in 3Q26: 3.51 MMboed (previous record of 3.34 MMboed in 2Q26). Total operated production in the pre-salt layer in 3Q26: 4.46 MMboed (previous record of 4.24 MMboed in 2Q26). Total own production in the pre-salt layer in 3Q26: 2.96 MMboed (previous record of 2.78 MMboed in 2Q26). The Associated Gas Utilization Index (IUGA) reached a record in 3Q26, hitting 98.3% (previous record of 98.1% in 4Q25), contributing significantly to reduced emissions and greater carbon efficiency. Highlights of the Refining, Transportation and Marketing segment In 3Q26, domestic oil products sales reached 1,854 mbpd, the highest volume since 3Q21 and the highest level considering the current refining system. Compared to the previous quarter, sales increased by 6.4%, mainly driven by a 14.4% increase in diesel sales and a 9.9% increase in jet fuel sales. This positive performance was also reflected in international markets, where we achieved record exports of crude oil and oil products, reaching 1,251 mbpd. These results were achieved through integrated planning, high refinery utilization, operational efficiency and logistics optimization, which increased the capacity and flexibility of our operations. "The growth in oil production was supported by the integration of production, logistics and marketing activities. We increased vessel availability, terminal capacity and logistics efficiency, making our operations more agile and safer. Combined with our commercial activities in the most attractive markets, these improvements contributed to record exports of crude oil and oil products, reinforcing our ability to sustain growth and serve our customers." Angélica Laureano, Chief Logistics, Marketing, and Markets 5 Operating Results Total oil products output reached 1,869 mbpd in 9M26, up 7.2% from 9M25. In 3Q26, output reached 1,873 mbpd, maintaining a high refinery utilization factor (FUT) of 99%. Notably, FUT in 3Q26 was 5 percentage points higher than in 3Q25, with middle distillates (diesel and jet fuel) and gasoline accounting for 68% of total output, reaffirming Petrobras’ focus on maximizing production of higher value-added fuels. Total feedstock processed1 reached 1,800 mbpd in 9M26, up 7.0% from 9M25, with a high share of domestic crude oil (93%) and pre-salt crude (72%) in throughput, contributing to lower crude imports during the period. This result was achieved despite scheduled maintenance shutdowns at RPBC in 3Q26, which were essential to ensuring equipment integrity and personnel safety, while also contributing to greater operational efficiency and profitability of the production process. In 3Q26, Petrobras advanced its decarbonization strategy by signing new contracts for the implementation of the Sustainable Aviation Fuel (SAF) and Renewable Diesel project at RPBC, which includes the installation of the company's first dedicated renewable fuels production facility, with a capacity of up to 15 mbpd. Additionally, REDUC consolidated its position as the first Petrobras refinery certified under the ISCC CORSIA scheme to produce SAF through coprocessing for international markets. In July, the refinery delivered its first SAF batch of 3.8 million liters, produced from soybean oil meeting ILUC (Indirect Land Use Change) criteria, which ensures that the feedstock is not associated with recent deforestation and does not indirectly encourage it. REDUC also obtained authorization from the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP) to produce Diesel R with 8.5% renewable content. These advances reinforce the expansion of our lower-carbon product portfolio and position the company to meet growing demand for sustainable fuels, while contributing to compliance with regulatory requirements in the transportation sector. 1 Includes fresh feedstock processed and natural gas liquids (NGL). 6 Operating Results "We operated our refining system with high availability and utilization rates, ensuring operational reliability and maximizing output. This performance enabled us to achieve a new quarterly record in diesel production, reinforcing the competitiveness of our refining system and its ability to respond swiftly to changing market conditions." William França, Chief Industrial Processes and Products Below, we highlight the key events of the quarter: We began supplying bunker fuel by sea at the Suape Port Industrial Complex in Pernambuco, expanding our presence in the North and Northeast markets. This initiative broadens our range of solutions in one of Brazil's most important logistics corridors. We carried out our first commercial supply of HSFO (High Sulfur Fuel Oil) bunker fuel at the Port of Rio de Janeiro, expanding our bunker fuel portfolio in a strategic market for international shipping and offering more fueling options for large vessels. We delivered the Starnav Elektra, the first vessel under the Mar Aberto Program, and made progress in renewing and expanding our offshore support fleet. Built in Santa Catarina, Brazil, the Platform Supply Vessel (PSV) incorporates energy-efficient technologies and is designed to operate partially with renewable fuel in the future. The fleet renewal reinforces efficiency and safety, and support for Brazil’s domestic shipbuilding industry. 7 Operating Results We set several records, among which we highlight: Record oil export loadings: In July 2026, we reached 37.2 million barrels and surpassed this mark in August 2026, with 37.8 million barrels. This performance was enabled by the optimization of resources and routes, reduced waiting times and shorter berthing times. It is worth noting that some of these cargoes were still in transit at the end of the quarter and, therefore, were not reflected in total exports for the period. New record in Cargo Transfer Vessel (CTV) operations: In August 2026, we reached 6.6 million barrels of crude oil transferred via Cargo Transfer Vessels (CTVs), surpassing the previous monthly record of 6.2 million barrels set in June 2026. This technology enhances the flexibility and logistics efficiency of offshore operations, supporting the transportation of growing oil production volumes and exports. All-time record at the Suape Terminal: In September 2026, we recorded the highest number of vessels handled at the terminal, reaching 101 vessels. With multiple operating berths across its piers and quays, the terminal can accommodate up to 11 vessels simultaneously. This result reflects integrated planning and execution, high equipment availability and operational efficiency, enhancing the asset's value generation. Production Records Record diesel production: In 3Q26, we achieved a quarterly diesel production record of 769 mbpd and a monthly record of 792 mbpd in July. Total Diesel (3Q26) Refining system: 769 mbpd Diesel S10 (3Q26) REPLAN: 133 mbpd REFAP: 58 mbpd REGAP: 49 mbpd Diesel Total (July) Refining system: 792 mbpd Diesel S10 (July) REFAP: 59 mbpd Gasoline (3Q26) REFAP: 59 mbpd Gasoline (September) REFAP: 62 mbpd LPG (3Q26) RNEST: 3 mbpd LPG (August) RNEST: 3.9 mbpd Naphtha (3Q26) RNEST: 17 mbpd Naphtha (August) RNEST: 20 mbpd 89 Operating Results Exploration and Production Variation (%) 3Q26 2Q26 3Q25 9M26 9M25 3Q26 x 2Q26 3Q26 x 3Q25 9M26 x 9M25 Crude oil, NGL and natural gas production - Brazil (mboed) 3,483 3,308 3,114 3,330 2,919 5.3 11.8 14.1 Crude oil and NGLs (mbpd)(1) 2,832 2,689 2,520 2,702 2,359 5.3 12.4 14.5 Onshore and Shallow water 36 34 36 35 36 5.9 - (2.8) Post-salt - deep and ultra deep 341 356 366 353 335 (4.2) (6.8) 5.4 Pre-salt 2,454 2,299 2,117 2,315 1,988 6.7 15.9 16.4 Natural gas (mboed) 651 619 594 628 560 5.2 9.6 12.1 Crude oil, NGL and natural gas production - Abroad (mboed) 28 28 31 28 31 - (9.7) (9.7) Total production (mboed) 3,512 3,336 3,144 3,359 2,950 5.3 11.7 13.9 Total commercial production (mboed) 3,097 2,927 2,768 2,953 2,585 5.8 11.9 14.2 Total operated production (mboed) 5,082 4,866 4,540 4,866 4,245 4.4 11.9 14.6 (1) There were adjustments in NGL Production volumes from January to July 2025, due to the reprocessing of LPG data from the Boaventura Energy Complex.Pre-salt oil production in 3Q26 reached 2,454 mbpd, 6.7% higher than in 2Q26, mainly due to the ramp up of the P-78 and P-79 FPSOs, the Alexandre de Gusmão FPSO reaching its originally designed peak production, higher operational efficiency, and lower production losses due to maintenance shutdowns. In addition, seven new production wells started operations, six in Santos Basin and one in Campos Basin. Post-salt oil production in the quarter was 341 mbpd, 4.2% lower than in 2Q26, mainly due to higher production losses from maintenance shutdowns in the Campos Basin and the natural decline of mature fields. On the other hand, five new production wells started operations, all in Campos Basin. Onshore and shallow water production in 3Q26 was 36 mbpd, 2 mbpd higher than in 2Q26, mainly due to higher operational efficiency. International production was 28 mboed, in line with the previous quarter.Operating Results “Petrobras achieved a new record in its own production, reaching 3.51 million barrels of oil equivalent per day in 3Q26, an 11.7% increase compared to the same quarter of the previous year. We exceeded our targets! These operational results are the outcome of the tremendous efforts and hard work of our Exploration & Production teams, who leveraged a powerful combination of factors: the highest quarterly operational efficiency in eight years, excellent reservoir performance, and a reduction in production decline. Combined with the progress of our projects and increased platform capacity, these factors enabled this outstanding result in oil and gas production. We are producing more and making better use of our assets’ potential, driven by operational excellence, safety, and technology. This is how we turn our technical and operational capabilities into tangible results, strengthening Petrobras’ competitiveness, creating sustainable value, and contributing to Brazil’s energy security.” Sylvia Anjos, Chief Exploration and Production Officer “Less than one month apart, two units, P-80 and P-82, reached the milestone of leaving the shipyard, reinforcing Petrobras’ ability to deliver large-scale projects. These units have a production capacity of 225 thousand barrels per day and gas compression capacity of 12 million cubic meters per day, increasing the efficiency of Búzios development. It is important to note that part of the modules was manufactured in Brazil, generating jobs, income, and skills development. Each new platform incorporates lessons learned, digital solutions, and improvements in operational and energy performance.” Renata Baruzzi, Chief Engineering, Technology and Innovation Officer 1011 Operating Results Refining, Transportation & Marketing Variation (%) 3Q26 2Q26 3Q25 9M26 9M25 3Q26 x 2Q26 3Q26 x 3Q25 9M26 x 9M25 Total sales volume in the domestic market (mbpd) 1,854 1,742 1,804 1,781 1,738 6.4 2.8 2.5 Diesel 849 742 809 777 755 14.4 4.9 2.9 Gasoline 401 404 402 406 402 (0.7) (0.2) 1.0 Jet Fuel 122 111 118 120 115 9.9 3.4 4.3 Naphtha 77 86 75 83 69 (10.5) 2.7 20.3 Fuel Oil 18 19 18 19 19 (5.3) - - Liquefied Petroleum Gas (LPG) 227 223 228 219 219 1.8 (0.4) - Others 160 157 154 157 159 1.9 3.9 (1.3) Total production volume (mbpd) 1,873 1,918 1,790 1,869 1,743 (2.3) 4.6 7.2 Diesel 769 764 721 750 689 0.7 6.7 8.9 Gasoline 412 424 420 418 415 (2.8) (1.9) 0.7 Jet Fuel 88 109 89 97 89 (19.3) (1.1) 9.0 Naphtha 83 93 73 87 71 (10.8) 13.7 22.5 Fuel Oil 219 231 203 224 198 (5.2) 7.9 13.1 Liquefied Petroleum Gas (LPG) 118 120 118 119 115 (1.7) - 3.5 Others 184 177 166 174 166 4.0 10.8 4.8Other operating information Variation (%) mbpd 3Q26 2Q26 3Q25 9M26 9M25 3Q26 x 2Q26 3Q26 x 3Q25 9M26 x 9M25 Reference feedstock 1,813 1,813 1,813 1,813 1,813 - - - Total distillation feedstock 1,795 1,835 1,708 1,787 1,666 (2.2) 5.1 7.3 Total refining plants utilization factor (1) 99% 101% 94% 99% 92% (2.0) 5.0 7.0 Fresh processed feedstock 1,765 1,806 1,679 1,757 1,638 (2.3) 5.1 7.3 NGL processed feedstock 39 43 42 43 44 (9.3) (7.1) (2.3) Domestic crude oil as % of total processed feedstock (1) 93% 93% 92% 93% 92% - 1.0 1.0 Pre-salt crude oil as % of total processed feedstock (1) 73% 73% 68% 72% 71% - 5.0 1.0 (1) Variations in percentage points.Operating Results Sales In 3Q26, oil product sales in the domestic market increased 6.4% compared with the previous quarter, supported by seasonal factors. Diesel sales volume grew 14.4%, driven by the planting of the summer crop and increased industrial activity, which traditionally boost fuel consumption in the third quarter. Jet fuel sales grew 9.9%, reflecting higher demand during the July school holidays. The increase was also supported by the lower 2Q26 comparison base, when higher international prices led airlines to step up fleet optimization. LPG sales increased 1.8%, supported by higher activity in the manufacturing industry, lower average temperatures in the South and Southeast regions — the country’s main consumer centers — and more business days in the period. In the opposite direction, gasoline sales decreased 0.7%, influenced by the increase in the anhydrous ethanol content of the blend, from 30% to 32%, effective since August 1, 2026. Naphtha sales, in turn, fell 10.5% compared with 2Q26, mainly due to lower sales to the petrochemical complex in Rio Grande do Sul. Fuel oil sales also declined, by 5.3% compared with the previous quarter, mainly due to lower sales to the industrial segment in the South and Southeast regions. By contrast, sales in the maritime segment grew, driven by higher demand for vessel bunkering at Brazilian ports amid the conflict in the Middle East. Production Oil products production in 9M26 reached 1,869 mbpd, 7.2% higher than in 9M25. In 3Q26, production was 1,873 mbpd, 2.3% lower than in 2Q26, reflecting scheduled maintenance shutdowns at RPBC following the deferral of planned shutdowns in response to uncertainty in the international market. We set a new quarterly record for diesel production in 3Q26, at 769 mbpd. This volume was 6.7% higher than in 3Q25 and 8.9% higher year to date, contributing to a reduction in imports of this oil product. Gasoline production was 412 mbpd, while naphtha production totaled 83 mbpd, a decrease of 2.8% and 10.8%, respectively, when compared to the previous quarter, in line with lower market demand. Jet fuel production reached 88 mbpd, down 19.3% from 2Q26, reflecting the prioritization of diesel production at some refineries in the refining system amid the international market situation. 12 Operating Results Highlights RTM Logistics DP shuttle tanker fleet expansion: with the delivery of the Turid Knutsen (photo), we have increased to 25 the number of dynamic positioning shuttle tankers in operation. With 15 more units contracted through 2029, the company is strengthening its logistics capacity and flexibility to keep pace with offshore production growth. Record number of transfer operations at the Angra dos Reis Terminal: we carried out 26 operations in Aug/26, including ship-to-ship and pier-to-pier maneuvers, surpassing the previous record of 25 operations, set in May 2021. Efficiency, energy transition, circularity, and innovation Dark products transportation: we achieved record road transportation volumes of dark products from the REFAP and REPAR refineries in 3Q26, contributing to higher utilization of the refining system and, consequently, increased oil products production. A total of 107.9 thousand tonnes of dark products from REPAR were transported in July, and 61.9 thousand tonnes from REFAP in September. Operational efficiency: in 3Q26, we maintained the share of medium oil products (diesel and jet fuel) and gasoline at 68% of total production, reinforcing our focus on high-value-added oil products even with the refining system’s high utilization rate (99%) Renewable-content asphalt: REVAP reached the milestone of producing 95 thousand tonnes of renewable-content asphalt in 3Q26, using technical corn oil (TCO) as feedstock. The initiative strengthens the strategy of diversifying feedstocks with lower carbon intensity and promotes integration between the biofuels and infrastructure value chains. Rota Verde tests renewable bunker fuel under real sailing conditions: Through this initiative, we have started testing renewable-content fuel on the company’s vessels to evaluate solutions aimed at decarbonizing maritime transport. The analyses cover engine performance, logistics, storage, and emissions, generating data for the development of lower-carbon-intensity marine fuels. CAP Pro W 30/ 45 R expands the use of recycled material in paving: we successfully validated the solution’s performance under real operating conditions on the Mário Covas Ring Road in São Paulo, incorporating 40% recycled asphalt pavement (RAP) into the mix— above the usual 15% to 20%—without compromising quality, performance, or durability. This technology opens sustainable opportunities in the paving supply chain and to develop increasingly efficient solutions. 1314 Operating Results Gas and Low Carbon Energies Variation (%) 3Q26 2Q26 3Q25 9M26 9M25 3Q26 x 2Q26 3Q26 x 3Q25 9M26 x 9M25 Natural Gas (MM m³/day) Sales volume of natural gas 47 45 46 46 43 4.4 2.2 7.0 Natural Gas Supply National gas delivery 42 38 38 40 33.5 10.5 10.5 19.4 Regasification of liquefied natural gas 0 1 0 0.5 0.5 (100.0) - - Import of natural gas from Bolivia 5 7 8 6 9.4 (28.6) (37.5) (36.2) Power (average MW) (1) Capacity obligation awarded in the capacity reserve auction (MW) (2) 2,210 1,120 743 1,487 250 97.3 197.4 494.8 Sale of thermal availability at auction 568 568 708 568 712 - (19.8) (20.2) Sale of electricity 962 911 905 1,025 762 5.6 6.3 34.5 (1) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Electricity Trading Chamber (CCEE) is issued. (2) Effective as of Aug/25, according to the 1st Capacity Reserve Auction held in 2021. In 3Q26, natural gas sales and internal consumption volumes increased 4.4% compared with 2Q26, reflecting both higher domestic gas supply and higher thermoelectric demand in 3Q26. With higher domestic supply, imports of Bolivian gas and LNG declined. The increase in the availability of power capacity sold at auction in 3Q26 was due to five contracts taking effect in August and three contracts being brought forward to September, under the Capacity Reserve Auction held in March 2026. Signing of LNG Contracts Natural gas purchase and sale agreements were signed with the U.S. companies Sempra Infrastructure and Cheniere Marketing LLC, aiming to reduce Petrobras’ exposure to spot market volatility, strengthen risk management of its natural gas portfolio, and expand the company’s ability to meet its contractual commitments more flexibly and securely. Gas Processing Contracts Petrobras, PetroReconcavo, Brava Energia and Origem Energia extended their long-term gas processing contracts at the Catu Natural Gas Processing Unit (UTG Catu). The amendments took effect immediately and helped ensure the continuity of gas processing, increase operational predictability, and reinforce the unit’s strategic role in Bahia’s energy infrastructure. Highlights G&LCE Operating Results “This partnership, embodied in the expansion of long-term gas processing contracts at the Catu Natural Gas Processing Unit (UTG Catu), demonstrates how cooperation and the shared use of infrastructure can create value for the entire sector. Petrobras’ joint efforts with independent producers contribute to a more efficient, competitive, and reliable natural gas market, while also driving the modernization of operations.” William Nozaki, Chief Energy Transition and Sustainability Officer 15 Operating Results Atmospheric Emissions The monitoring of greenhouse gas (GHG) emission metrics encourages the adoption of practices and the development of projects aimed at reducing these gas emissions by the company and maximizing value generation considering the risks and opportunities associated with a just energy transition to a low-carbon economy. GHG Emissions O&G (million tons of CO2e): 9M26: 37.5 9M25: 35.0 Operational GHG Emissions from Oil and Gas Activities The GHG – O&G indicator measures the operational emissions from oil and gas activities only, not including emissions from operations in the thermoelectricity market. GHG – O&G emissions in 9M26 were 37.5 million tons, 2.5 million tons higher than in 9M25. The increase reflects higher oil and gas production in the E&P segment, including the start-up of new units, as well as higher refinery throughput to support increased oil products production. Greenhouse Gas Emission Intensity (GHGI) 9M26 2025 E&P GHGI (kgCO2e/boe produced) 14.1 14.7 Refining GHGI (kgCO2e/CWT) 37.2 36.7 Methane Emissions Intensity (tCH4/thousand tHC) 0.23 0.23 E&P The E&P GHGI performance was 14.1 kgCO2e/boe in 9M26, showing a reduction of 0.6 kgCO2e/boe compared with 2025. This result reflects the contribution of new units with lower emissions intensity, the optimization of the commissioning of new units, and initiatives focused on operational efficiency and reducing gas losses at operating units. Refining The 9M26 result showed an increase of 0.5 kgCO2e/CWT (~1%) compared with 2025, while maintaining the energy efficiency improvements implemented. The observed variation mainly reflects enhancements to the indicator’s calculation methodology. 16 Operating Results Methane Emissions Intensity Methane has a specific metric due to its significantly high global warming potential in the short term. In 9M26, the indicator was 0.23 tCH₄/thousand tHC, aligned with 2025. Atmospheric Emissions Highlights New Photovoltaic Plants in the Refining System The use of resources from Petrobras Decarbonization Fund was approved for another photovoltaic plant project in the refining system. The project has the potential to reduce REVAP’s emissions by up to 13.8 thousand tonnes of CO₂e per year, as well as reduce natural gas consumption by lowering the need for internal thermal power generation. In addition to the REGAP photovoltaic plant, which has been in operation since the beginning of this year, photovoltaic plants are under construction at RNEST, REPLAN, and BOAVENTURA. These projects will contribute to achieving the company’s energy transition targets. Petrobras Obtains Environmental License and Signs Contracts for the Implementation of the São Tomé CCS Pilot Project in Rio de Janeiro These milestones are essential to enable the project, the first pilot in Latin America involving a saline reservoir. Captured carbon from industrial processes will be transported by pipeline and permanently stored in a deep saline reservoir. Approved for construction in 2025, the initiative is part of the company’s efforts to decarbonize its activities and develop technological solutions to reduce greenhouse gas (GHG) emissions, paving the way for future CCUS hubs in Brazil. 1718 Exhibits Exhibits EXHIBIT I - CONSOLIDATED SALES VOLUME Variation (%) Sales volume (mbpd) 3Q26 2Q26 3Q25 9M26 9M25 3Q26 x 2Q26 3Q26 x 3Q25 9M26 x 9M25 Diesel 849 742 809 777 755 14.4 4.9 2.9 Gasoline 401 404 402 406 402 (0.7) (0.2) 1.0 Jet Fuel 122 111 118 120 115 9.9 3.4 4.3 Naphtha 77 86 75 83 69 (10.5) 2.7 20.3 Fuel oil 18 19 18 19 19 (5.3) - - LPG 227 223 228 219 219 1.8 (0.4) - Others 160 157 154 157 159 1.9 3.9 (1.3) Oil products 1,854 1,742 1,804 1,781 1,738 6.4 2.8 2.5 Renewable, nitrogenous and others 26 15 8 19 7 73.3 225.0 171.4 Petroleum 139 139 167 139 180 - (16.8) (22.8) Natural gas 177 168 202 170 184 5.4 (12.4) (7.6) Total domestic market 2,196 2,064 2,181 2,109 2,109 6.4 0.7 - Exports of petroleum, oil products and others 1,256 1,233 1,037 1,204 893 1.9 21.1 34.8 Sales abroad 37 34 44 34 35 8.8 (15.9) (2.9) Total external market 1,293 1,267 1,081 1,238 928 2.1 19.6 33.4 Grand total 3,489 3,331 3,262 3,347 3,037 4.7 7.0 10.219 Exhibits EXHIBIT II - NET IMPORTS AND EXPORTS Variation (%) Thousand barrels per day (mbpd) 3Q26 2Q26 3Q25 9M26 9M25 3Q26 x 2Q26 3Q26 x 3Q25 9M26 x 9M25 Net export (import) 918 1,075 723 949 580 (14.6) 27.0 63.5 Import 333 156 314 253 310 114.1 6.1 (18.6) Petroleum 129 89 134 125 133 44.7 (4.1) (6.4) Diesel 110 18 121 59 103 518.0 (8.8) (42.4) Gasoline 31 - - 11 2 - - 429.5 Naphtha - - - - - - - - LPG 42 49 26 39 51 (14.2) 61.5 (23.4) Jet fuel 21 - 33 19 21 - (36.9) (9.5) Other oil products - - - - - - - - Export 1,251 1,231 1,037 1,201 891 1.7 20.7 34.9 Petroleum 987 996 814 957 686 (0.9) 21.3 39.6 Fuel oil 198 187 175 191 166 6.1 13.6 14.8 Other oil products 66 48 48 53 39 36.7 35.6 37.1In 3Q26, net exports decreased by 14.6%, falling from 1,075 mbpd to 918 mbpd. This result was due to higher import volumes, which grew by 114.1% while export volumes increased only 1.7%. The increase in import volumes was driven by higher crude oil volumes and higher seasonal demand for oil products, especially diesel and jet fuel. The variation was also impacted by the low comparison base in 2Q26, a period marked by lower crude oil and oil product import requirements, particularly for oil products, whose imports reached the lowest level on record, at 67 mbpd. During 3Q26, crude oil and oil products exports totaled 1,251 mbpd, a record high, driven by fuel oil volumes despite the slight decline of crude oil exports due to ongoing exports at quarter-end totaling 140 mbpd, which are expected to be realized in 4Q26. Additionally, we conducted gasoline quality-swap operations (imports and exports) to take advantage of opportunities arising from price differentials. These operations, however, did not affect net exports.Exhibits EXHIBIT III - OIL EXPORTS (*) Country China 3Q26 2Q26 3Q25 40% 35% 53% India 8% 22% 9% Europe 18% 18% 15% Asia (Excluding China and India) 15% 14% 10% Latam 5% 6% 10% USA 12% 2% 4% South Africa 2% 2% 0% *Refers to exports according to the physical criterion of departure from the Brazilian coast In 3Q26, the destination for crude oil exports to China increased from 35% in 2Q26 to 40%, confirming gradual resumption exports to this market. We also highlight the exports increase to the United States, whose share rose from 2% in 2Q26 to 12%, while India’s share declined from 22% to 8%. Europe remained at 18%, while other Asian destinations were relatively stable, with their share increasing from 14% to 15%. Finally, exports to Latin America declined from 6% to 5%. The exports allocation across regions reflects the relative attractiveness of each market, determined by demand and/or price conditions. 20 Exhibits EXHIBIT IV - OIL PRODUCTS EXPORTS (*) Country Singapore 3Q26 48% 2Q26 3Q25 50% 56% USA 17% 31% 28% Others 35% 19% 16% * Refers to exports according to the physical criterion of departure from the Brazilian coast In 3Q26, Singapore remained the main destination for oil products exports with 48%. During this period, we expanded other markets, whose share increased from 19% to 35%, particularly in Malaysia and China. The United States’ share declined from 31% to 17%. We expanded our customer and market diversification for low-sulfur fuel oil (LSFO), highlighted by the first sale to PetroChina for delivery in China. The transaction, which marked the resumption of sales to China since February 2025, reinforces the Brazilian product competitiveness and helps strengthen our presence in Asia, one of the world’s major fuel oil consumption hubs. Another highlight was the sale of high-sulfur fuel oil (HSFO) to Shell in Rotterdam, with part of the volume destined for processing at the Pernis Refinery, one of the largest and most complex refineries in Europe. Resulting from joint work with the customer’s technical team, the transaction expands the potential applications of the Brazilian product in refining, strengthens our position in the European market, and diversifies the commercial alternatives for HSFO. Together, these initiatives reinforce the geographic diversification of oil products exports and the presence of Petrobras products in different international markets. 21 Glossary Glossary A Associated Gas Utilization Index (IUGA): percentage of the volume of associated gas used in relation to the total volume of associated gas produced. C Capacity Obligation Awarded in the Capacity Reserve Auction (MW): power availability that the generating agent undertakes to maintain available for the electrical system, with flexibility, ensuring the reliability of supply at times of peak demand. In Capacity Reserve Contracts in the form of power, the generating agent receives a fixed portion, associated with the contracted power availability, and a variable portion associated with the dispatch by the National System Operator (ONS). The energy associated with the generation will be the agent's resource and freely traded. CCS: Carbon capture and storage CCUS: Carbon capture, utilization and storage D Diesel-R: is an S-10 diesel with renewable content, an advanced biofuel. Diesel-R is produced from coprocessing of conventional diesel and vegetable oils using our proprietary HBIO™ technology. The renewable part of the resulting fuel (Hydrotreated Vegetable Oil or “HVO”) has the same structure as conventional diesel oil and reduces greenhouse gas emissions when compared to mineral diesel oil. Co processed diesel with renewable content, as well as pure HVO, are free of contaminants and do not cause damage to engines, effectively extending vehicles lifespan and reducing transportation costs. Diesel S-10: is a medium oil product with a low sulphur content (10 ppm) used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines). E Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and overseas, mainly aiming to supply our domestic refineries. This segment also operates through joint ventures with other companies, including interests in foreign companies. F FPSO: Floating, Production, Storage and Offloading Fresh processed feedstock: the volume of oil processed in the distillation units, consisting of oil and C5+. FGRU: Flare Gas Recovery Unit (FGRU). It allows this gas to be returned for processing in the unit, avoiding its burning and the consequent emission of greenhouse gases. G Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products. 22 Glossary GHG Emissions Intensity in E&P: GHG emissions, in terms of CO₂e, from E&P activities in relation to the total operated oil and gas production (wellhead) recorded in the same period. Scope 1 and 2 GHG emissions are considered. This indicator represents the rate of greenhouse gas emissions per unit of barrel of oil equivalent produced and is used to analyze the carbon performance of the assets in our current and future portfolio. GHG Emissions Intensity in Refining: GHG emissions, in terms of CO₂e, from Refining activities in relation to the unit of activity called CWT (Complexity Weighted Tonne). The CWT represents a measure of activity, which takes into account both the effect of the load processed and the complexity of each refinery, allowing the potential for GHG emissions to be compared between refineries with different profiles and sizes. This indicator makes up the analysis of the carbon performance of the assets in our current and future portfolio. L LNG regasification: operational volume of LNG that has been regasified and made available by Petrobras to the market at the exit of the LNG terminals, converted to the reference PCS of 9400 kcal/m³. Volumes that have been transferred from methane ships to regasification ships but have not yet been regasified are not included in this measure. M mboed: Thousand barrels of oil equivalent per day mbpd: Thousand barrels per day Methane Emissions Intensity: The indicator uses the IOGP metric, which represents the ratio between methane emissions and total operated hydrocarbon production. MM: Million N National gas delivery: operational volume of processed natural gas (dry), of national origin (onshore or offshore), made available by Petrobras to the market at the exit of the natural gas processing units, converted to the reference PCS of 9400 kcal/m³. It includes both gas from Petrobras' own production and gas purchased from partners. It does not include the volumes of gas belonging to agents who directly contract the processing service at the units. NGL: Natural Gas Liquids, the liquid resulting from the processing of natural gas and containing the heaviest gaseous hydrocarbons. NGL processed feedstock: the volume of NGL processed in refining units. R Reference feedstock: maximum sustainable feedstock of oil reached in the distillation units at the end of the period, respecting the design limits of the equipment and the requirements of safety, the environment and product quality. It is less than the capacity authorized by the ANP (including temporary authorizations) and environmental agencies. Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production. 23 Glossary S Sale of Capacity Reserve at Auction (MWavg): amount of power the generating agent undertakes to keep available to the electrical system, ensuring the reliability of supply at times of peak demand or supply restrictions. In Capacity Reserve Contracts of power, the agent receives a fixed portion, associated with the availability of the contracted power, and a variable remuneration, linked to the plant's energy generation costs when dispatched by the National System Operator (ONS). Ship to ship (STS): It refers to a cargo transfer operation carried out directly between two vessels moored side by side, either offshore or at a terminal. T Total commercial production: Production of oil, NGL and commercial natural gas (excluding the volume of natural gas reinjected and not marketed). Total distillation feedstock: the feedstock of distillation units, consisting of oil, C5+, residues and reprocessing, including terminals. Total operated production: Production from a gas or oil field, including Petrobras' interest and the interest of partners. Total production: Production of oil, NGL and natural gas (takes into account the volume of natural gas reinjected and not sold). Total utilization factor (FUT) of the refining park: Refining performance indicator that measures the total refinery throughput in the distillation units divided by the operable refining capacity of its units. It is important standing out that Petrobras operates its refineries units in compliance with the throughput limits authorized by ANP, the equipment design criteria, and safety and environmental requirements. V VLSFO: Very Low Sulfur Fuel Oil. 24Petrobras | Investor Relations www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer